EXHIBIT 99.17

Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

19 July 2018

Rio Tinto notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMPs in Rio Tinto Limited securities.

Global Employee Share Plan (GESP)

Under the GESP employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each (‘shares’), Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of the GESP.

The following PDMR/KMPs acquired Rio Tinto shares or ADRs under the GESP and were allocated the same number of matching shares or ADRs as follows:

Security	Name of PDMR/KMP	Number of Shares or ADRs Acquired	Matching shares or ADRs	Price per Share or ADR	Date of transaction
Rio Tinto plc shares	Baatar, Bold	18.5286	18.5286	40.477892 GBP	17/07/2018
Rio Tinto plc shares	Barrios, Alfredo	18.142	18.142	40.477892 GBP	17/07/2018
Rio Tinto Limited shares	Farrell, Joanne	17.6092	17.6092	79.39 AUD	17/07/2018
Rio Tinto plc shares	Jacques, Jean-Sébastien	9.2643	9.2643	40.477892 GBP	17/07/2018
Rio Tinto plc shares	Kirikova, Vera	9.2643	9.2643	40.477892 GBP	17/07/2018
Rio Tinto plc shares	Lynch, Christopher	9.2643	9.2643	40.477892 GBP	17/07/2018
Rio Tinto Limited shares	McIntosh, Stephen	17.6092	17.6092	79.39 AUD	17/07/2018
Rio Tinto plc shares	Trott, Simon	23.3203	23.3203	40.477892 GBP	17/07/2018

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares).  Qualifying UK employees are also awarded Free Shares once a year.

The following PDMR/KMPs purchased Rio Tinto plc shares under the UKSP and were allocated the same number of matching shares as follows:

Security	Name of PDMR/KMP	Number of Shares Acquired	Matching shares	Price per Share GBP	Date of transaction
Rio Tinto plc shares	Jacques, Jean-Sébastien	9	9	40.477892 GBP	17/07/2018
Rio Tinto plc shares	Kirikova, Vera	9	9	40.477892 GBP	17/07/2018
Rio Tinto plc shares	Lynch, Christopher	10	10	40.477892 GBP	17/07/2018

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404